

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2013

<u>Via E-Mail</u>
Oleg Firer
Chief Executive Officer
Net Element International, Inc.
3363 NE 163rd Street, Suite 705
North Miami Beach, FL 33160

> **Re: Net Element International, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed September 27, 2013**
> **File No. 001-34887**

Dear Mr. Firer:

We have limited our review of your filing to those issues we have addressed in our comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>Proposal 8, Approval of the Issuance, Including for the Purposes of NASDAQ …, page 34</u>

1. Please revise to clarify the percentage ownership of MUSIC 1 LLC (a/k/a OOO Music1) that you contributed to T1T Lab, LLC on September 25, 2013.

2. Please revise to clarify the legal consequence to you of transferring the K1 Note to MUSIC 1 LLC, including whether you remain liable for the principal amount of the note should MUSIC 1 LLC default. You should address that the note, filed as Exhibit 10.7 with your Form 10-Q filed August 19, 2013, prohibits the assignability of the note.

3. You disclose on page 34 that the K1 Note and related loan were conditioned upon a business development consulting agreement that would provide K1 Holding 10% ownership of your common stock; however, we were unable to locate any such provision

in Exhibit 10.7. Please revise to clarify whether this condition was an oral condition and, if so, discuss whether it is binding under state law. Further, describe the consulting services that are to be provided by K1 Holding.

4.   Please revise to clarify why you are seeking shareholder approval to issue up to 4% of your common stock to K1 Holding as consideration for consulting services when your initial terms provided for only a 2% contribution from you. Please provide a discussion of whether the terms may change and clarify, if true, that your contribution for the consulting agreement may be up to 4% of your total outstanding shares of common stock.

5.   Please describe the consequences to you if your shareholders do not approve the issuance of up to 4% of your shares to K1 Holding or if you, entities affiliated with Mr. Zio, and K1 Holding are unable to execute a consulting agreement. In particular, please discuss any effect this may have on the K1 Note and the repayment date of May 14, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
David Schubauer
Bilzin Sumberg Baena Price & Axelrod LLP